UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated January 2, 2007
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305, 333-6436 AND 333-127265), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-122526) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
•	Press Release dated December 1, 2006.
•	Press Release dated December 1, 2006.
•	Press Release dated December 14, 2006.
•	Press Release dated December 18, 2006.
•	Press Release dated December 18, 2006.
•	Press Release dated December 20, 2006.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: January 2, 2007	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

NEWS RELEASE

Enbridge announces quarterly interest distribution for Preferred Securities
CALGARY, Alberta, December 1, 2006 — Enbridge Inc. today announced that a quarterly interest distribution of $0.4875 per security will be paid on the company’s 7.80% Preferred Securities, Series D, on December 31, 2006, to holders of record at the close of business on December 15, 2006.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses.
Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Contacts:

Investment Community	Media
Bob Rahn	Jim Rennie
(403) 231-7398	(403) 231-3931
e-mail: bob.rahn@enbridge.com	e-mail: jim.rennie@enbridge.com

FOR IMMEDIATE RELEASE

UNITED WAY, ENBRIDGE GAS DISTRIBUTION AND
TORONTO HYDRO TEAM UP FOR 2006-2007 WINTER WARMTH FUND
TORONTO, December 1, 2006 — United Way of Greater Toronto, Enbridge Gas Distribution and Toronto Hydro today announced the 2006-2007 Winter Warmth Fund, providing financial assistance to low-income families and individuals struggling to pay their heating and hydro bills.
The fund was established in Toronto during the winter of 2004 and has expanded to include five utilities, local United Ways and community agencies throughout Ontario. The five utility companies — Enbridge Gas Distribution, Enersource Corporation, Hydro Ottawa, Toronto Hydro and Union Gas Limited — will combine efforts with United Way to coordinate the fund through over 45 community agencies across the province.
Funds for the annual program are contributed by the participating utility companies and are available to their eligible customers.
“Staying safe and warm during the winter’s coldest months is a basic human need. Yet for many people, being able to afford heating their homes can be a struggle,” said Frances Lankin, President and CEO, United Way of Greater Toronto. “Through the generosity of the utility companies and the participating community agencies, the Winter Warmth Fund will assist hundreds of families in Toronto this winter.”
In 2005, the Winter Warmth Fund helped more than 1,300 households in Ontario, an increase of 30 per cent from the previous year.
“As a founding member, Enbridge is pleased to see the continued success and expansion of the Winter Warmth Fund across Ontario,” said Al Monaco, President of Enbridge Gas Distribution. “Helping our customers with financial assistance on their natural gas bills is just one way that we continue to support the communities we serve.”
“Toronto Hydro is proud to be a founding sponsor of the Winter Warmth Fund, an important community initiative to support customers struggling to pay their utility bills,” said David O’Brien, President and Chief Executive Officer of Toronto Hydro Corporation. “Unfortunately, this program is necessary in our communities, and we thank United Way for coordinating our response to this need.”
How the Fund Works
Families and individuals needing financial assistance to pay their heating and hydro bills can find information about the Winter Warmth Fund at their nearest community agency participating in the program. Enbridge Gas Distribution, Enersource Corporation, Hydro Ottawa, Toronto Hydro and Union Gas call centres will also advise customers about the fund, where applicable, and direct them to the appropriate agency.

After a successful application process, one-time funding will be credited directly to the applicant’s utilities account.
Eligibility
Eligible grant recipients include low-income households who are in arrears or at risk of going into arrears on their energy bills and have exhausted all other sources of financial support.
In Toronto, customers can contact the following community agencies to determine funding eligibility and submit an application:
- Albion Housing Help Centre (Kipling Avenue/Albion Road): 416-741-1553
- COSTI Immigrant Services (Jane Street/ Wilson Avenue): 416-244-0480
- East York East Toronto Housing Help Centre (Main Street/Danforth Avenue): 416-698-9306
- Lakeshore Area Multiservice Project (Islington Avenue/Birmingham Street): 416-252-6471
- Neighbourhood Information Post (Gerrard Street/Parliament Street): 416-924-5491
- Scarborough Housing Help Centre (Kennedy Road/Lawrence Avenue East): 416-285-8070
- Woodgreen Community Centre (Queen Street/Broadview Avenue): 416-469-5211, ext. 2166
- York Community Services (Keele Street/Rogers Road): 416-653-5400
For 50 years, United Way of Greater Toronto has been working to create lasting change in the lives of Torontonians. Through research, partnerships with business, labour, government and volunteers, and by funding a network of 200 health and social service agencies, United Way identifies needs and takes action to support people and develop strong communities.

For further information:
Joanna King or Caitlin Stidwill, United Way of Greater Toronto, 416-777-1444, ext. 386 or 396
Lisa McCarney, Enbridge Gas Distribution, 416-495-5662
Tanya Bruckmeuller-Wilson, Toronto Hydro, 416-542-2621

NEWS RELEASE

Enbridge enters into Alliance Agreement with Global Pipeline
Partners to construct major petroleum pipeline expansions
CALGARY, Alberta, and HOUSTON, Texas, December 14, 2006 — Enbridge Inc. (TSX/NYSE:ENB), Enbridge Energy Partners, L.P. (NYSE:EEP) (collectively “Enbridge”) and Global Pipeline Partners, LLC (“GPP”) jointly announced today that they have entered into a three-year Alliance Agreement to construct new pipelines for 321 miles of the Wisconsin portion of the Enbridge Southern Access Program, 75 miles of early winter construction for Enbridge’s Southern Lights project, and to jointly collaborate on future additional projects. Remaining work for these projects in Wisconsin and Illinois will proceed subject to appropriate regulatory and shipper approvals.
GPP is a partnership of four experienced pipeline construction contractors, including: Michels Corporation of Brownsville, Wisconsin; Precision Pipeline, LLC of Eau Claire, Wisconsin; U.S. Pipeline, Inc. of Houston, Texas and Welded Construction, L.P. of Perrysburg, Ohio.
“Enbridge and its many stakeholders have high expectations for the quality of workmanship, safety and environmental sensitivity in the construction and ultimate operation of these pipelines. We entered into the Alliance Agreement with this consortium of experienced pipeline construction contractors through a competitive process that recognized their prior experience and local knowledge of the area, dedication to innovation and continuous improvement in safety and environmental performance and strong relationships with regional labor resources,” said Dale Burgess, project director for Enbridge.
“The Enbridge-GPP Alliance Agreement will mean that hundreds of skilled workers, many of whom are local residents in Wisconsin and Illinois, will work over the next three years on these major expansions to the nation’s energy infrastructure,” Burgess noted. “Overall, these projects and this construction contract are a win-win for workers, local contractors and consumers, who will benefit from this boost in the region’s secure access to vital North American petroleum resources, while complying with environmental permits and safety standards.”

Enbridge/Global Pipeline Partners News Release

Upon the execution of the Alliance Agreement, a spokesman for GPP added, “GPP is extremely pleased to have entered into this Alliance Agreement with Enbridge. This Alliance Agreement represents an unprecedented commitment designed to draw upon the strengths of both Enbridge and GPP to create an environment of innovation and continuous improvement in the areas of construction, environmental compliance and safety. We are hoping to get started with the winter work as soon as possible to maximize our productivity during this environmentally advantageous time.”
The Alliance Agreement currently includes construction of 321 miles of 42-inch pipeline for the Southern Access, Stage 1 project and 75 miles of 20-inch pipeline for Enbridge’s Southern Lights project that will be built concurrently and along the same route as the 42-inch pipeline. The Alliance Agreement also provides the opportunity for the parties to expand the scope of the agreement for further construction of the remaining 399 miles of Southern Lights 20-inch pipeline, an additional 133 miles of 42-inch pipeline for Stage 2 of Southern Access and 175 miles of 36-inch pipeline for the Southern Access extension project. These additional awards will be subject to acceptable performance by GPP on the initial construction work, final approvals of these projects by Enbridge, and approvals by the Canadian Association of Petroleum Producers and the applicable regulatory bodies.
Additional details on these Enbridge expansion projects, along with the Enbridge ownership of each segment, is available on Enbridge’s project web site at www.enbridge-expansion.com
ABOUT ENBRIDGE INC.
Enbridge Inc. ( www.enbridge.com ), a Canadian company, is a leader in energy transportation and distribution in North America and internationally. Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. Enbridge also owns and operates Canada’s largest natural gas distribution company, and distributes gas to customers in Ontario, Quebec, New Brunswick and parts of New York State. The Company has international operations and a growing involvement in the natural gas transmission and midstream businesses.
ABOUT ENBRIDGE ENERGY PARTNERS
Enbridge Energy Partners, L.P. ( www.enbridgepartners.com ), a U.S. publicly traded partnership, owns and operates a diversified portfolio of crude oil and natural gas transportation systems in the United States. Its principal crude oil system delivers to refining centers in the U.S. Midwest and account for approximately 10 percent of total U.S. oil imports. The Partnership’s natural gas gathering, treating, processing and transmission assets deliver more than 2 billion cubic feet of natural gas daily. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc., is the general partner and holds an approximate 17 percent effective interest in the Partnership.

Enbridge/Global Pipeline Partners News Release

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions that are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Energy Partners
Investor Relations:	Media:
Tracy Barker	Denise Hamsher
Toll-free: (866) EEP INFO	Telephone: (713) 821-2089
or (866) 337-4636	E-mail: usmedia@enbridge.com
E-mail: eep@enbridge.com

Enbridge Inc.
Investor Relations:	Media:
Bob Rahn	Glenn Herchak
(403) 231-7398	(403) 266-7906
Email: bob.rahn@enbridge.com	Email: glenn.herchak@enbridge.com

NEWS RELEASE

Enbridge receives industry support for US$1.3 billion Southern Lights
Diluent Pipeline
CALGARY, ALBERTA, December 18, 2006 — Enbridge Inc. (TSX:ENB) (NYSE:ENB) announced today that it has received industry endorsement through the Canadian Association of Petroleum Producers (CAPP) for Enbridge’s Southern Lights pipeline project including accelerated construction of the Light Crude Capacity Expansion Program (LCCEP) which forms a part of the project. The project remains subject to regulatory approvals and receipt of various permits in Canada and the United States.
The Southern Lights Diluent Pipeline involves development of a new pipeline system to transport light hydrocarbon liquids from the Chicago area back to Western Canada where the light hydrocarbon liquids are required as diluent for heavy crude production from the oil sands. The system will include the construction of 1085 kilometres (674 miles) of 20-inch pipe from Chicago to Clearbrook, Minnesota, and the reversal of an existing 1463-kilometre (909-mile) light crude line (Line 13) from Clearbrook to Edmonton, Alberta, at an estimated combined cost of approximately US$900 million.
The new system will have an initial capacity of 180,000 barrels per day, and Enbridge previously announced that it has received binding commitments from shippers to ensure utilization of the line, which is targeted to be in service in 2010. Enbridge has entered into agreements to secure the required line pipe and construction contractor resources.
The project also includes the LCCEP, which involves the construction of 504 kilometres (313 miles) of 20-inch pipeline from Cromer, Manitoba to Clearbrook (which will relieve a bottleneck on Enbridge’s existing light crude system), plus an expansion of the capacity of Enbridge’s Line 2 light crude pipeline. The cost of the LCCEP is estimated at approximately US$400 million.
The combined effect of removing Line 13 from light crude service, together with the LCCEP will be a net increase in light crude capacity of approximately 45,000 barrels per day. However, CAPP has requested an acceleration of the LCCEP to be in service by late 2008. The result will be a temporary increase in available light crude capacity of 215,000 barrels per day before dropping to the net 45,000 barrels per day increase when Line 13 is transferred to diluent service in 2010. There is mounting support by crude oil shippers to accelerate bringing Enbridge’s Alberta Clipper mainline expansion project into service as early as late 2009 — with 450,000 barrels per day of initial capacity — at the same time that Line 13 is transferred to diluent service.

Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and

1

a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,000 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except to the extent required by applicable securities laws and regulations, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Enbridge Contacts:

Media	Investment Community
Glenn Herchak (403) 266-7906	Bob Rahn (403) 231-7398
glenn.herchak@enbridge.com	bob.rahn@enbridge.com

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NEWS RELEASE

Enbridge Inc. to redeem 7.80% preferred securities
CALGARY, Alberta, December 18, 2006 — Enbridge Inc. (TSX, NYSE: ENB) announced today its intention to redeem all 8,000,000 of its outstanding 7.80% preferred securities, at a price of $25.00 each plus accrued interest of $0.2458 per security, for the period following the previously announced December 31, 2006 interest payment date. The redemption date is February 15, 2007, for all of the 7.80% preferred securities, originally issued in February 2002.
As described in the final prospectus for the preferred securities, the redemption price is $25 per preferred security plus accrued and unpaid interest to the redemption date. As of the redemption date, interest will cease to accrue. The redemption price and accrued interest will be credited to the accounts of beneficial holders through their individual brokers. Beneficial holders may contact their individual brokers for additional information about payments.
The 7.80% preferred securities trade on the Toronto Stock Exchange under the symbol “ENB.PR.D”.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. Enbridge employs approximately 5,000 people, primarily in Canada, the United States and South America. Information about Enbridge is available on the Company’s website at www.enbridge.com.

Contacts:

Investment Community	Media
Bob Rahn	Jim Rennie
(403) 231-7398	(403) 231-3931
e-mail: bob.rahn@enbridge.com	e-mail: jim.rennie@enbridge.com

NEWS RELEASE

Enbridge Gas Distribution Adjusts Prices
TORONTO, December 20, 2006 — Enbridge Gas Distribution, a regulated utility, announced today that it has received approval from the Ontario Energy Board for its January 1, 2007 rates. The Gas Supply Charge and the Delivery Charge have decreased and there is a new Gas Cost Adjustment refund.
The total annual bill will decrease by about $90 for typical residential customers* who buy their gas supply from Enbridge Gas Distribution. This is due to a decrease in the Gas Supply Charge to 31.5 ¢/m3 from 34.1 ¢/m3 and the decrease in the Delivery Charge due to lower commodity related costs.
A Gas Cost Adjustment refund of 0.9 ¢/m3 will go into effect for the period January 1, 2007 through December 31, 2007 for customers who buy their gas supply from Enbridge Gas Distribution. The Gas Cost Adjustment reflects the difference between the actual natural gas costs incurred by the utility and the amount collected from customers through the Gas Supply Charge. The Gas Cost Adjustment refund will amount to about $26 during the next 12 months for a typical residential customer.
The total annual bill will decrease by about $11 for typical residential customers who buy their gas supply from marketers. This is from a decrease in the Delivery Charge due to lower commodity related costs.
“High natural gas storage volumes and a quiet hurricane season have helped reduce natural gas prices,” said Lino Luison, Vice President, Enbridge Gas Distribution. “Prices are down significantly over this time last year, further enhancing the ongoing value of natural gas.”
The majority of customers in Ontario use natural gas for home and water heating because it’s convenient, reliable and it would cost them considerably more to use electricity or home heating oil. Over the past five years, natural gas has been on average about 41 per cent less expensive than electricity and 25 per cent less expensive than oil.**
The total annual bill for a typical residential customer using 3,064 cubic metres of natural gas for home and water heating is about $1,506. The same customer using electricity for home and water heating would spend approximately $2,886.**
Residential customers use about 60 per cent of their annual gas use between December and March. To help manage monthly costs, Enbridge encourages customers to sign up for the Budget Billing Plan to help spread annual gas costs out over 11 months. Customers can register and find energy efficiency tips at the Winter Information Centre at www.enbridge.com/winter.

As a utility regulated by the Ontario Energy Board, Enbridge Gas Distribution earns an approved rate of return on the capital it has invested in the distribution system. This is included in the distribution charges. Enbridge Gas Distribution does not earn a profit on the Gas Supply.
About 60 per cent of customers buy their natural gas from Enbridge Gas Distribution. About 40 per cent of customers buy the natural gas they use directly from natural gas marketers and the price they pay for their Gas Supply Charge is based on their contract with their marketers.
Enbridge Gas Distribution delivers natural gas to about 1.8 million customers in Ontario communities including Toronto, Ottawa, Barrie and Niagara Falls. Enbridge Gas Distribution is a leader in delivering energy efficiency programs. For more information visit www.enbridge.com/gas.

Please see the attached backgrounder for more information about Enbridge Gas Distribution prices.
* A typical residential customer uses 3,064 cubic metres of natural gas a year for home and water heating.
** Based on the annual bill for a typical residential customer who buys their natural gas from the utility, excluding the Gas Cost Adjustment Refund. Natural gas and electricity prices are based on rates in effect as of January 1, 2007. Electricity rates based on Toronto Hydro rates. Costs have been calculated for the equivalent energy consumed and include all service, delivery and energy charges. GST is not included.
Contact:
Lisa McCarney-Warus
Manager, Media and External Relations
Tel: (416) 495-5662
lisa.mccarney@enbridge.com